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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

October 31, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Lisa Larkin, Division of Investment Management

Re:                             Active Assets Government Trust (the “Fund”)

(File No. 333-81184; 811-21024)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of disclosure regarding the possible imposition of fees and gates, filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 23 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 31, 2016.

COMMENTS TO THE PROSPECTUS

Comment 1.                            Please confirm that “Accounts” is a defined term.

Response 1.                               We hereby confirm that “Accounts” is a defined term, as noted in the section of the Prospectus entitled “Eligible Investors/Overview.”

Comment 2.                            Please add disclosure describing the anticipated use of liquidity fee proceeds.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            Please add a general description of the process of Fund liquidation if the Fund’s weekly liquid assets fall below 10% and the Fund’s Board of Trustees determines that it would not be in the best interests of the Fund to continue operating.

Response 3.                               The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 4.                            Please add disclosure indicating that the Fund will include instances of historical support to the Fund and/or instances of imposition of liquidity fees and/or redemption gates, should such events occur.

Response 4.                               We respectfully acknowledge the comment; however, Item 16(g)(1)(i) and (ii) of Form N-1A indicate that such disclosure should only be included as applicable upon the occurrence of these events.  Accordingly, the disclosure has not been included.

COMMENTS TO THE PART C

Comment 5.                            Please supplementally indicate why the Part C to the Fund differs from that of its joint filer, Active Assets Prime Trust.

Response 5.                               As the Fund and Active Assets Prime Trust are separate registrants, each has its own Part C.

*	*	*

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Edward J. Meehan, Jr. at (212) 296-6982 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward J. Meehan, Jr.